Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2008
      File Number: 001-11356

Dear Mr. Quint:

        We have reviewed your January 9, 2009 response to our December 23, 2008 letter, have considered related telephonic discussions on February 17, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Credit Exposure of Direct Corporate CDO Portfolio, page 80

1. Please refer to prior comment two. Please revise your proposed disclosure to clarify how the information presented depicts the actual deterioration in subordination that has occurred to date, as well as how much additional deterioration would need to occur before you would expect to incur material claims. For example, clarify how the relative significance of each specified credit event is considered in your analysis. In addition, we believe that additional disaggregated information may be useful to an investor, such as disaggregating the net par exposure based on the credit ratings of the underlying securities. Please revise your disclosure to provide this information, or

similar data that would enable investors to assess the potential exposure to future credit events and/or claim payments.

2. We were unable to determine where you have included disaggregated disclosure regarding the assets underlying your mortgage insurance domestic and international CDS, which appear to comprise 13% of your total notional derivative exposure. Please revise to include disclosures regarding the underlying asset classes, original and current subordination levels, vintages and credit ratings, as appropriate.

Critical Accounting Policies, page 88

3. As discussed in our conference call on February 17, 2009, please provide proposed revised disclosure that clarifies why the valuation methodology for your Corporate CDO CDS contracts does not result in double counting of your non-performance risk. To assist our understanding of your proposed revised disclosure, please provide an example that illustrates the manner in which your non-performance risk is incorporated into the valuation of your CDS contracts, including how it is considered in the valuation of: (i) the contractual premiums and (ii) the fair premium.

4. For all CDS contracts where your valuation method includes a present value calculation, please disclose the discount rate used.

5. Please refer to the first paragraph of your disclosure on page 96. Based on our February 17, 2009 conference call, it appears that a key assumption underlying your recognition of credit derivative assets for Corporate CDOs is that the termination of the contracts by your counterparties is not assumed, even though this contractual right currently exists in 82% of your Corporate CDO contracts. If true, please revise your proposed disclosure to discuss this assumption and explain why you believe it is appropriate. Also, please provide similar disclosures regarding the key assumptions underlying other material categories of derivative assets.

6. Please tell us and revise your proposed disclosure to address how your valuation methodology addresses the concept of a minimum fair premium amount, below which a CDS contract would not be written. If a floor premium is a key assumption in the valuation of a significant percentage of your CDS contracts, please provide appropriate disclosures regarding this assumption.

7. Please refer to your disclosure on page 99 regarding the change in the fair value estimate for one large RMBS CDO derivative transaction. Please explain in more detail your statement that the index implied credit loss duration was relatively short-term, and discuss why you believe the duration implied by the index was a reasonable proxy for the duration of the RMBS underlying the CDS. Tell us why you believe it was appropriate to use the market based index spreads to value this transaction through June 30, 2008, and address the circumstances under which you would expect

to change your valuation methodology from a market based index spread approach to a discounted cash flow model. Revise your disclosures as appropriate.

8. Please refer to your disclosures regarding put options on CPS. Please provide us with an analysis of your determination that these instruments should be accounted for as derivatives under SFAS 133. Also, please clarify why you believe that the put options could become liabilities, as indicated in your 12/31/07 10-K disclosure. Lastly, please tell us how the exercise of the put options will be accounted for.

9. Please tell us why the discount rate used to value put options on CPS incorporates your own CDS spread, given that these instruments appear to be purchased put options on your own equity. Also, please clarify what a "market-implied recovery rate" is, how it is derived, and how you use it to adjust the discount rate. Revise your disclosures as appropriate.

10. Please refer to your disclosures regarding assumed financial guaranty credit derivatives. Please revise your proposed disclosure to address how you factor in your non-performance risk and the credit risk of your counterparties.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant